Effective as of: September 22, 2017

CUSHING ASSET MANAGEMENT, L.P.

CUSHING REGISTERED FUNDS

CODE OF ETHICS AND PERSONAL TRADING POLICY

I.	STATEMENT OF GENERAL POLICY

Rule 204A-1 under the Investment Advisers Act of 1940, as amended (the “Rule”) requires Cushing Asset Management, L.P. (“Cushing” or the “Adviser”) adopt a code of ethics containing provisions reasonably necessary to prevent Access Persons (as defined below) from engaging in any act, practice or course of business prohibited by the Rule.

Paragraph (c) of Rule 17j-1 under the Investment Company Act of 1940 (the “Rule 17j-1”) requires that the Cushing Funds listed in Appendix V-1 (each, a “Fund” and, together with the Adviser, the “Firm”) to adopt a code of ethics containing provisions reasonably necessary to prevent fraudulent or manipulative practices with respect to purchases or sales of Covered Securities (as defined below) by investment companies, if effected by associated persons of such companies.

Under paragraph (b) of Rule 17j-1 it is unlawful for any affiliated person of, or principal underwriter for, a registered investment company, or any affiliated person of an investment adviser of, or principal underwriter for, a registered investment company, in connection with the purchase or sale, directly or indirectly, by the Access Person of a Security Held or to be Acquired (as defined below) by the investment company:

a)	To employ any device, scheme or artifice to defraud the investment company;

b)	To make any untrue statement of a material fact to the investment company or omit to state a material fact necessary in order to make the statements made to the investment company, in light of the circumstances under which they are made, not misleading;

c)	To engage in any act, practice, or course of business that operates or would operate as a fraud or deceit on the investment company; or

d)	To engage in any manipulative practice with respect to the investment company.

Accordingly, this Code of Ethics (the “Code”) has been adopted to ensure that all Access Persons:

•	are aware of the fiduciary duty that they and the Firm owe to Clients and the responsibility that comes with such duty;

•	are aware of their obligation to abide by all applicable securities laws and regulations;

•	limit their trading in securities in which the Firm’s clients trade;

•	report their personal securities transactions;

•	are aware of the Firm’s policy and procedures regarding potential conflicts of interest, including the giving or receipt of gifts and board service; and

•	report suspected violations of the Code.

The Code does not purport comprehensively to cover all types of conduct or transactions which may be prohibited or regulated by the laws and regulations applicable to the Firm and persons connected with it. It is the responsibility of each Access Person to conduct personal securities transactions in a manner that does not interfere with the transactions of the Firm or otherwise take unfair advantage of the Firm, and to understand the various laws applicable to such person.

II.	RESPONSIBILITIES

The Firm expects all Access Persons to adhere to the highest standards with respect to any potential conflicts of interest with Clients. As a fiduciary, the Firm must act in its Clients’ best interests. Neither the Firm, nor any Access Person should ever benefit at the expense of any Client. Therefore, an Access Person should not place his or her own interests ahead of the interests of Clients or engage in any transaction which interferes with, derives undue benefit other than customary compensation for investment management services, deprives a Client of an investment opportunity or is inconsistent with the investments undertaken for a Client.

This Code is intended to assist Access Persons in meeting the high ethical standards the Firm follows in conducting its business. The following general fiduciary principles must govern the activities of all Access Persons:

•	a duty to place the interests of Clients first

•	seek to avoid any actual or potential conflicts of interest

•	do not take inappropriate advantage of your position with the Firm

•	comply with all applicable Federal Securities Laws

Access Persons are expected to adhere to the general principles of this Code as well as comply with the Code’s specific provisions. Technical compliance with the Code’s procedures will not necessarily insulate from scrutiny personal trades which show a pattern of abuse of fiduciary duties to Clients. Any questions regarding the application of the Code in a particular circumstance should be directed to the Compliance Officer promptly.

III.	DEFINITIONS

(a)	“Access Person” means each Fund’s and the Adviser’s officers, trustees, general partners, and Advisory Persons (which means, with respect to the Fund or the Adviser: (i) any trustee, officer, general partner or employee of the Fund or the Adviser, or any company in a Control relationship to the Fund or the Adviser, who in connection with his/her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of any Covered Security by the Fund, or whose functions relate to the making of any recommendations with respect to such purchases or sales; and (ii) any natural person in a Control relationship to the Fund or the Adviser who obtains information concerning recommendations made to the Fund with regard to the purchase or sale of any Covered Security by the Fund).

(b)	“Automatic Investment Plan” means a program, including a dividend reinvestment plan, in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation.

(c)	“Beneficial interest” shall be interpreted in the same manner as it would be in determining whether a person is subject to the provisions of Section 16 of the Securities Exchange Act of 1934 and Rule 16a-1(a)(2) thereunder, which includes any interest in which a person, directly or indirectly, has or shares a direct or indirect pecuniary interest. A pecuniary interest is the opportunity, directly or indirectly, to profit or share in any profit derived from any transaction. In general, “Beneficial interest” shall mean, ownership of securities or securities accounts by or for the benefit of a person, including any account in which the Access Person holds a direct or indirect beneficial interest, retains discretionary investment authority or other investment authority (e.g., a power of attorney), including immediate family members and trusts in which they have a pecuniary interest.

(d)	“Business Entertainment” refers to meals, attendance at cultural or sporting events, recreational activities (e.g. golf), or other reasonable entertainment provided or received in connection with discussing or conducting business related to the Firm. Incidental transportation offered in connection with attending an event (such as a taxi to the venue) may also be considered “Business Entertainment.” To be deemed “Business Entertainment,” a Access Person and the other party must be present. If an Access Person and the other party do not both plan to be present, the expense will be considered a Gift. “Business Entertainment” does not include (a) meals or entertainment provided during a research trip or business conference; or (b) a social event or trip where each participant pays his or her own expenses.

(e)	“Client” shall mean any investment account managed by the Firm, including pooled investment vehicles.

(f)	“Code” shall mean this Code of Ethics.

(g)	“Compliance Officer” shall mean Barry Greenberg, Katy Whitt or his or her designee.

(h)	“Covered Security” shall mean any “Security”, and any security related to or connected with such security, except that it shall not include: (i) securities which are direct obligations of the government of the United States, debt instruments issued or guaranteed by the U.S. federal government agencies or issued by government-sponsored enterprises, (ii) shares issued by U.S. registered open-end investment companies (i.e. mutual funds) for which the Firm is not an investment adviser, or (iii) bankers’ acceptances, bank certificates of deposit, commercial paper or high quality short-term debt instruments, including repurchase agreements, and money market funds. Note that the term “Covered Security” includes any closed-end fund or open-end fund for which the Firm is an investment adviser.

(i)

“Federal Securities Laws” means the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes Oxley Act of 2002, the Investment Company Act of 1940, the Investment Advisers Act of 1940, title V of the Gramm-Leach Bliley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and any rules adopted by the Securities and Exchange

Commission (“SEC”) under any of the foregoing statutes, the Bank Secrecy Act (as it applies to pooled investment vehicles and investment advisers) and any rules adopted thereunder by the SEC or the Department of the Treasury.

(j)	“Gift” means the giving or receipt of anything of value. The term “Gift” does not include “Business Entertainment” as defined herein.

(k)	“Initial Public Offering” means an offering of securities registered under the Securities Act of 1933, as amended, the issuer of which, before the registration, was not required to file under Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, or an initial public offering under comparable foreign law.

(l)	“Investment Personnel” means any employee, officer or director of the Firm (or any company in a control relationship with the Firm) who, in connection his or her regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of securities by the Firm or who executes such transactions. Investment Personnel also includes any person who controls the Firm or Adviser and who obtains recommendations made to the Firm regarding purchase or sale of securities by the Firm.

(m)	“Limited Offering” means an offering that is exempt from under Section 4(2) or Section 4(6) under the Securities of 1933, as amended, or pursuant to Rule 504, Rule 505, or Rule 506 under the Securities Act of 1933, as amended, and similar offerings under comparable foreign law.

(n)

“Security” means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing. Note that the term “Security” includes exchange traded funds (ETFs) and exchange traded notes (ETNs), but does not include bitcoins. The term “Security” may include virtual currency tokens, whether issued as part of an Initial Coin Offering or otherwise (collectively, “Cryptocurrencies”). An Access Person seeking to trade in a Cryptocurrency must first request a determination by a Compliance Officer of whether or not the instrument is a “Security.”

IV.	PREFERENTIAL TREATMENT, GIFTS AND ENTERTAINMENT

As a general matter, no Access Person shall seek or accept favors, preferential treatment or any other personal benefit because of his or her association with the Firm.

The common practice of providing or receiving Gifts and Business Entertainment in connection with business discussions to develop and strengthen business relationships is generally deemed appropriate and acceptable. However, any Gift or other personal benefit that creates a conflict between the interests of such Person and the Firm or its Clients or any other entity that does business with or seeks to do business with the Firm should not be given or accepted. In this regard, Gifts and Business Entertainment must not give the appearance of influencing business judgment. The appearance of a conflict of interest can be as harmful, from a reputational standpoint, as an actual conflict. Access persons should never solicit Gifts or Business Entertainment, participate in illegal or inappropriate Business Entertainment or accept Business Entertainment that would not be reimbursable if provided by the Access Person.

Due to actual and potential conflicts of interest, Access Persons may not give or accept any Gifts or Business Entertainment from the following: (i) broker-dealers who distribute shares of registered investment companies managed by the Firm, or (ii) representatives of municipalities, state or local pension plans, ERISA plans or Taft-Hartley union plans (each, a “Prohibited Person”).

The following policies and procedures are designed to set forth limits on Gifts and Business Entertainment and to monitor them to ensure that no actual or potential conflict of interest arises:

A.	Gifts

1.	Access Persons are expected to use good judgment and to accept or give Gifts only if all of the following apply:

a.	The Gift cannot be viewed as overly generous, lavish, extravagant or improper;

b.	The Gift is not in the form of cash or a cash equivalent (checks, lottery tickets, gift certificates or gift cards redeemable for cash, etc.);

c.	The Gift is reasonable in terms of frequency and is of limited value (less than $300 per single donor or recipient annually)[1];

d.	The Gift does not involve a Prohibited Person and does not violate any laws or regulations; and

e.	Disclosure of the Gift to other Access Persons, Clients or other third parties would not embarrass the recipient or the Firm.

2.	Exclusions:

a.	Gifts of de minimis value (e.g. pens, notepads, modest desk ornaments) or promotional items of nominal value that display a firm’s logo (e.g. umbrellas, tote bags, golf shirts, conference bags) shall not count towards the annual $300 limit.

b.	If approved by a Compliance Officer, personal Gifts, such as wedding Gifts or congratulatory Gifts for the birth of a child (all of which must be of reasonable value) may be excluded from the Gift policy and not count towards the annual $300 limit. Requests for an exclusion of a personal gift from the Gift policy must be made in advance through Schwab CT (https://client.schwabct.com). Requests for an exclusion will be granted on a case-by-case basis by a Compliance Officer after a careful review of the individual facts and circumstances.

[1]	For purposes of this limit, all Gifts by an Access Person to employees of a company will be considered cumulatively for purpose of the annual $300 limit.

3.	Other Considerations:

a.	To determine a Gift’s value, use the higher of cost, face or market value (i.e. what it would cost to purchase on the open market);

b.	Any Gift received that is prohibited by Firm policy should be refused; however, if it is not possible in the interest of business, the Gift should be donated to a charitable organization after consultation with a Compliance Officer;

c.	This policy applies to Gifts given to or received by family and friends on behalf of an Access Person; and

d.	Access Persons who are registered representatives of a broker-dealer are also subject to the broker-dealer’s policies and procedures with respect to Gifts, which may be more restrictive than the Firm’s policy.

4.	Reporting of Gifts:

a.	Upon giving or receiving any Gift greater than $10 in value that is not otherwise excluded from the annual $300 limit, the Access Person shall report the Gift to a Compliance Officer through Schwab CT (https://client.schwabct.com);

b.	The Compliance Department will maintain a log of Gifts, including a description of the item, its cost, and the name and association of the recipient and donor.

B.	Business Entertainment

1.	Access Persons are expected to use good judgment and to accept or provide Business Entertainment only if all of the following apply:

a.	Both the Access Person and donor are present. If an Access Person is invited, for example, to attend a sporting event by a business contact and neither the business contact nor any of his or her associates attends the event, the tickets would constitute a “Gift” and not “Business Entertainment” and would be subject to the dollar limit on Gifts;

b.	The Business Entertainment cannot be viewed as overly generous, lavish, extravagant or improper. Examples of Business Entertainment that may be considered unreasonable under any circumstances would be vacation trips or World Series, NBA Championship, or Super Bowl tickets;

c.	The Business Entertainment could not be viewed as aimed at influencing the recipient’s decision-making or making the recipient feel beholden to the person providing the Business Entertainment;

d.	The Business Entertainment does not involve a Prohibited Person and does not violate any laws or regulations;

e.	Disclosure of the Business Entertainment to other Access Persons, Clients or other third parties would not embarrass the recipient or the Firm;

f.	The Business Entertainment is accepted from or provided to the same person no more than four (4) times within a calendar year and in an annual amount of no more than $1,000; and

g.	Any exceptions to the foregoing limitations must be pre-approved by the Chief Compliance Officer.

2.	Reporting of Business Entertainment:

a.	Business Entertainment accepted or provided in an estimated amount of $250 or greater from the same person must be reported to a Compliance Officer through Schwab CT (https://client.schwabct.com); and

b.	The Compliance Department will maintain a log of Business Entertainment, including a description of the event, its cost, and the name and association of the recipient and donor.

3.	Other Considerations:

a.	Any Business Entertainment that would be prohibited by Firm policy should be refused;

b.	This policy applies to Business Entertainment given to or received by family and friends on behalf of an Access Person.

c.	Access Persons who are registered representatives of a broker-dealer are also subject to the broker-dealer’s policies and procedures with respect to Business Entertainment, which may be more restrictive than the Firm’s policy.

Any questions regarding the receipt of any Gift, Business Entertainment or other personal benefit should be directed to a Compliance Officer.

V.	CONFLICTS OF INTEREST

If any Access Person is aware of a personal interest that is, or might be, in conflict with the interests of the Firm or its Clients, that person should disclose the situation or transaction and the nature of the conflict to a Compliance Officer through Schwab CT (https://client.schwabct.com) for appropriate consideration. Examples of such a conflict of interest may include: (i) immediate family members employed by a financial services business, broker-dealer, investment adviser, fund administrator or private investment vehicle (i.e. hedge fund, private equity fund, etc.), (ii) service by an Access Person or their immediate family member on the board of directors or similar capacity of a public company, or (iii) service by an Access Person or their immediate family member with an non-profit entity, foundation or pension plan in which the Access Person or immediate family member has input regarding investment decisions for the entity.

VI.	SERVICE AS A DIRECTOR

Investment Personnel are prohibited from accepting any appointment or election to the board of directors of any for-profit corporation, business trust or partnership, whether or not its securities are publicly traded, absent prior authorization of Jerry V. Swank (the “Managing Partner”) who will notify a Compliance Officer of any request for authorization and whether authorization was granted. In determining whether to authorize such appointment, the Managing Partner shall consider whether the board service would be adverse to the interests of the Firm or would give rise to conflicts of interest or the appearance of conflicts of interest and whether adequate procedures exist to ensure isolation from those making investment decisions. All Access Persons shall report board positions to a Compliance Officer through Schwab Compliance Technologies (http://client.schwabact.com).

VII.	INSIDE INFORMATION

U.S. securities laws and regulations, and certain foreign laws, prohibit the misuse of “inside” or “material non-public” information when trading or recommending securities. In addition, Regulation FD prohibits certain selective disclosure to analysts. Inside information may include, but is not limited to, knowledge of pending customer orders or research recommendations, corporate finance activity, mergers or acquisitions, advance earnings information and other material non-public information that could affect the price of a security.

Firm and shareholder account information is also confidential and must not be discussed with any individual whose responsibilities do not require knowledge of such information.

Inside information obtained by any Access Person from any source must be kept strictly confidential. All inside information should be kept secure, and access to files and computer files containing such information should be restricted.

Contact with public company representatives is an important part of the Firm’s research efforts. Difficult legal issues arise, however, when in the course of these contacts, an Access Person becomes aware of material, non-public information. Access Persons shall promptly report the receipt of any material, non-public information related to securities in which the Firm may invest to a Compliance Officer. Access Persons may not act upon or disclose material, non-public or insider information except as may be necessary for legitimate business purposes on behalf of the Firm and with prior approval of a Compliance Officer. Questions and requests for assistance regarding insider information should be promptly directed to a Compliance Officer.

Front running occurs when a person employed by a financial services firm executes an order for a security for his or her own personal account while using advance knowledge of pending orders or trade decisions from his or her employer. Any actual or apparent front running activity by Access Persons is strictly prohibited.

VIII.	PERSONAL SECURITIES TRANSACTIONS RESTRICTIONS

(a)	Accounts Covered by the Code. The Code’s policies and procedures regarding personal securities transactions apply to all accounts holding any Securities over which an Access Person has any Beneficial Interest. For purposes of the Code, it is presumed that an Access Person has a Beneficial Interest in any account held personally or by immediate family members sharing the same household. Immediate family members include children, step-children, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria. An Access Person seeking to exclude an account from the Code must be able to demonstrate to a Compliance Officer that he or she does not have any direct or indirect influence or control over the account.

(b)	Reportable Securities. The Code requires Access Persons to provide periodic reports regarding transactions and holdings in all Covered Securities (as defined herein).

(c)	Prohibited Purchases and Sales of a Covered Security. No Access Person of the Firm shall purchase or sell, directly or indirectly:

(i)    any Covered Security in which he or she has, or by reason of such transaction will acquire, any direct or indirect beneficial ownership and which, to his or her actual knowledge at the time of such purchase or sale, is being purchased or sold or considered for purchase or sale by the Firm on behalf of a Client Account;

(ii)    any related Covered Security to a security being actively considered for purchase or sale by the Firm, such as puts, calls, other options or rights in such security; or

(iii)    any Covered Security in a sector or industry within the Firm’s investment universe (defined in Appendix VIII: Restricted Sectors and Industries)2

(iv)    any shares of a closed-end fund advised by the Firm (A) during any applicable blackout period established by the Firm or (B) if such transaction would give rise to “short-swing profits” under Section 16 of the Securities Exchange Act of 1934 as if the Access Person were a Section 16 reporting person.

(d)	Short-Term Trading by Investment Personnel. No Investment Personnel may engage in the purchase and sale, or sale and purchase, of the same (or equivalent) Covered Security within thirty (30) calendar days; provided, however, that individual exceptions may be permitted by a Compliance Officer when it is deemed that short-term trading by Investment Personnel would not create a conflict with any Client Account. Any trade made in violation of this prohibition should be reversed or, if not feasible, any profits resulting from the trading should be donated to a charitable organization

[2]

Access Persons who directly or indirectly held a Covered Security in a sector or industry within the Firm’s investment universe prior to the prohibition being implemented (effective October 3, 2016) are not required to sell such Covered Securities. If an Access Person wishes to sell such a Covered Security at a later date, the transaction will be subject to the pre-clearance provisions of the Code.

designated by the Firm’s Managing Partner; provided, however, that the Firm’s Managing Partner may waive disgorgement of profits if it is determined that trading in violation of this prohibition was inadvertent and did not otherwise result in a conflict with any Client Account.

(e)	Prohibited Conduct. No Access Person of the Firm shall, directly or indirectly:

(i)    discuss with or otherwise inform others of actual or contemplated security transactions by the Firm on behalf of a Client Account except in the performance of his or her employment duties or in an official capacity and then only for the benefit of the Client Account, and not for personal benefit or for the benefit of others;

(ii)    use knowledge of portfolio transactions made or contemplated for the Firm to profit by the market effect of such transactions or otherwise engage in fraudulent conduct in connection with the purchase or sale of a security sold or acquired by the Firm;

(iii)    knowingly take advantage of a corporate opportunity of the Firm for personal benefit (or the benefit of anyone other than Clients), or take action for personal benefit (or the benefit of anyone other than Clients) in connection with such Person’s obligations to the Firm. All securities transactions must be consistent with this Code. Access Persons must avoid any actual or potential conflict of interest or any abuse of any Person’s position of trust.

IX.	PRE-CLEARANCE

(a)	No Access Person shall direct or allow any account over which he or she has any Beneficial Interest to buy or sell a Covered Security without the Access Person having first obtained specific permission from the Compliance Officer by completing a Personal Trade Pre-clearance Questionnaire, which may be found at Schwab Client Technologies (http://client.schwabact.com); provided, however, that pre-clearance shall not be required for personal trades in Covered Securities which are debt instruments issued or guaranteed by U.S. federal government agencies or issued by government-sponsored enterprises.

(b)	A request for pre-clearance will be denied if: (i) a transaction in the same issuer of the Covered Security has been effected on behalf of a Client account within the seven (7) days prior to the personal trade request or is contemplated as of the time of the compliance review of such request to occur within the next seven (7) days from the date of the trade request; (ii) the issuer of the Covered Security is included on the Firm’s Restricted List; or (iii) a Compliance Officer determines that the proposed transaction appears to pose a conflict of interest or otherwise appears improper.

(c)	Any Access Person seeking pre-clearance must certify that he or she is not aware of any firm trades on behalf of Client accounts in the same issuer of a Covered Security during the prior seven (7) days or of any present intention by Investment Personnel to effect a transaction in the same issuer of a Covered Security on behalf of a Client account in the next seven (7) days. Access Persons should be mindful of their duty to place the interests of Clients first, and consider carefully the timing of requested personal trades. A Compliance Officer will seek to verify that no Firm trades have occurred within the prior seven (7) days or are anticipated within the next seven (7) days before approving the requested trade.

(d)	In determining whether an actual or potential conflict of interest exists in connection with a requested personal trade, a Compliance Officer may review the Firm’s current trade blotter and prior trading history on behalf of Client accounts, make inquiries with appropriate Investment Personnel regarding planned trades for Client accounts and take such other steps as are deemed appropriate by a Compliance Officer.

(e)	After a completed pre-clearance request has been approved, the transaction must be effected within the same trading day or a new Pre-clearance Questionnaire must be submitted for approval.

(f)	No Investment Personnel shall directly or indirectly acquire an interest in a Covered Security through a Limited Offering or in an Initial Public Offering without obtaining the prior consent of a Compliance Officer. Consideration will be given to whether the opportunity should be reserved for the Client Accounts.

(g)	The Firm’s Chief Operating Officer, John Alban, will review and approve any request for pre-clearance of any transaction in Covered Securities by the Chief Compliance Officer.

X.	EXCLUDED TRANSACTIONS

The following types of transactions do not invoke the pre-clearance requirements of Section IX:

(a)	Transactions effected for any account over which the Access Person has no investment discretion, as established pursuant to the Firm’s policies.

(b)	Non-volitional purchases and sales, such as Dividend Reinvestment or “calls” or redemption of securities.

(c)	The acquisition of securities by gift or inheritance or disposition of securities by gift to charitable organizations.

XI.	REPORTING PROCEDURES

Access Persons shall make the reports set forth below.

(a)	Brokerage Accounts. Before effecting personal transactions, each Access Person must (i) inform each brokerage firm where accounts holding any Securities over which the Access Person has any Beneficial Interest are held of his or her affiliation with the Firm and (ii) provide the Firm access to all accounts holding any Securities over which the Access Person has any Beneficial Interest by either completing a brokerage account approval form in Schwab Compliance Technologies (http://client.schwabact.com) or arranging for the brokerage firm to submit duplicate copies of all confirmations and account statements to a Compliance Officer.

(b)	Initial Holdings Report. Each Access Person must provide a report through Schwab Compliance Technologies (http://client.schwabact.com) which includes the following information within ten (10) days of becoming a Access Person:

•	Title and type of security, ticker symbol, CUSIP number (if applicable), number of shares and principal amount of each Covered Security in which the Access Person had any Beneficial Interest when the Person became an Access Person;

•	The name of any broker, dealer or bank with whom the Access Person maintains any account holding any Securities over which the Access Person has any Beneficial Interest as of date the person became an Access Person; and

•	The date that the report is submitted by the Access Person.

The information contained in the initial holdings report must be current as of a date no more than forty-five (45) days prior to the date the person became an Access Person.

(c)	Quarterly Transaction Reports. Not later than thirty (30) days after the end of each calendar quarter, each Access Person must provide an affirmation through Schwab Compliance Technologies (http://client.schwabact.com) which includes following information with respect to any transaction in a Covered Security in an account for which the Access Person had any direct or indirect beneficial ownership:

•	The date of the transaction, the title, ticker symbol or CUSIP number (if applicable), interest rate and maturity date (if applicable), the number of shares and principal amount of each Covered Security involved;

•	The nature of the transaction (i.e., purchase, sale or other of acquisition or disposition);

•	The price of the Covered Security at which the transaction was effected;

•	The name of the broker, dealer or bank with or through which transaction was effected; and

•	The date that the report is submitted by the Access Person.

(d)

Annual Holdings Report. Each Access Person shall provide a written affirmation annually containing the information required in Section XI.(b) above as of December 31, within forty-five (45) days after December 31st each year. An Access Person need not make a quarterly transaction report or

Annual Holdings Report if it would duplicate information contained in affirmations, broker trade confirmations and account statements received through Schwab Compliance Technologies (http://client.schwabact.com) by the Compliance Officer.

(e)	Review of Reports. The Compliance Officers shall be responsible for notifying Access Persons of their reporting obligations under this Code and for reviewing reports submitted by Access Persons. The Compliance Officers will maintain records of all reports filed pursuant to these procedures. The Firm’s Chief Operating Officer, John Alban, shall review reports submitted by the Chief Compliance Officer.

XII.	REVIEW OF PERSONAL SECURITIES TRANSACTIONS

The Code’s policies and procedures are designed to mitigate any potential material conflicts of interest associated with Access Persons’ personal trading activities. Accordingly, the Compliance Officers will closely monitor Access Persons’ investment patterns to detect the following potentially abusive behavior:

•	Failure to comply with the Code’s personal trade reporting and pre-clearance requirements;

•	Frequent and/or short-term trades in any Security, with particular attention paid to potential manipulative behavior;

•	Trading opposite of Client trades;

•	Trading ahead of Clients; and

•	Trading that appears to be based on material non-public information.

The Compliance Officers will compare all personal trading information reported by Access Persons with Firm trading activity to determine compliance with the Code. The Compliance Officers will use additional methods, such as electronic communications surveillance, to monitor for correlations between personal trading and noted Access Person conflicts of interest (such as board of directors service or personal relationships) and to identify potentially abusive patterns between personal trading and Firm trading. The Compliance Officers will keep appropriate records relating to such reviews and will inform the Firm’s Managing Partner of any material issues or concerns.

XIII.	ADMINISTRATION OF CODE

(a)	Exceptions. The Compliance Officers shall be responsible for all aspects of administering this Code and for all interpretative issues arising under the Code. The Compliance Officers are responsible for considering any requests for exceptions to, or exemptions from, the Code (e.g., due to level of risk or personal financial hardship). Any exceptions to, or exemptions from, the Code shall be subject to such additional procedures, reviews and reporting as may be deemed appropriate by a Compliance Officer.

(b)	Verification of Information Provided. If deemed warranted by the Compliance Officer, an Access Person may be requested to complete IRS Form 4506, which will allow the Firm or a third-party designated by the Firm to receive copies of the Access Person’s completed tax returns directly from the Internal Revenue Service. The purpose of such a request will be to verify that such Access Person has properly reported all personal brokerage accounts, as required by the Code. Any such request will be risk-based, taking into consideration the Access Person’s position with the Firm, access to material non-public information regarding the Firm’s trading activities and frequency of personal trades. Refusal of an Access Person to comply with such a request will be deemed a violation of the Code and will subject the Access Person to sanctions, as determined by the Chief Compliance Officer and the Managing Partner.

(c)	Determination of Violation. The Compliance Officers shall have the authority to determine whether a person violated this Code. A violation of the general principles of the Code may constitute a punishable violation of the Code.

(d)	Sanctions. The Compliance Officers will take whatever action is deemed necessary with respect to any Access Person who violates any provision of this Code including, but not limited to, a reprimand, letter of censure, full or partial disgorgement of profits, imposition of a fine, suspension, restriction on activities, demotion or termination of the employment of the violator. Factors to be considered by the Compliance Officers in determining the severity of sanctions shall include the number of prior violations, the severity of the harm (to either affected Client account(s) or the Firm), cooperation with the investigation of the violation and remedial actions taken to address the violation.

(e)	Availability of the Code. Each new Access Person will be provided with a copy of the Code through Schwab Compliance Technologies (http://client.schwabact.com) within ten (10) days of becoming an Access Person. A copy of the Code and any amendments thereto will be available to all Access Persons at all times through Schwab Compliance Technologies (http://client.schwabact.com).

XIV.	RECORDKEEPING REQUIREMENTS

The Firm shall maintain records, at its principal place of business, of the following: a copy of each Code in effect during the past five years; a record of any violation of the Code and any action taken as a result of the violation for at least five years after the end of the fiscal year in which the violation occurs; a copy of each report made by Access Persons as required in this Code; a record of all persons required to make reports currently and during the past five years; a record of all who are or were responsible for reviewing these reports during the past five years; and, for at least five years after approval, a record of any decision and the reasons supporting that decision, to approve an Investment Personnel’s purchase of securities in an Initial Public Offering or a Limited Offering.

XV.	REPORTING ILLEGAL OR UNETHICAL BEHAVIOR

Access Persons are encouraged to report exceptions or potential violations of the Code by themselves or others, issues arising under the Code or other illegal or unethical behavior to the Compliance Officer or any partner of the Firm. Access Persons are also encouraged to discuss situations that may present ethical issues with such persons. The Firm will endeavor to maintain the confidentiality of reported violations, subject to applicable law, regulation or legal proceedings and to investigate those reported obligations as the Chief Compliance Officer or other personnel deem appropriate.

Notwithstanding the above or any other confidentiality obligation in this Code or elsewhere (such as pursuant to a confidentiality agreement), Access Persons may choose to report a possible violation of the federal securities laws directly to the U.S. Securities and Exchange Commission. The SEC is authorized by Congress to provide monetary awards to eligible individuals who come forward with information that leads to a successful SEC enforcement action.

The Firm will not permit retaliation of any kind by, or on behalf of, the Firm or any Access Person against any individual for making good faith reports of violations of this Code. Such behavior shall be considered, in and of itself, a violation of the Code.

XVI.	CONDITION OF EMPLOYMENT OR SERVICE

All Access Persons shall conduct themselves at all times in the best interests of the Firm and its Clients. Compliance with the Code shall be a condition of employment or continued affiliation with the Firm and conduct not in accordance shall constitute grounds for actions which may include, but are not limited to, a reprimand, letter of censure, full or partial disgorgement of profits, imposition of a fine, suspension, restriction on activities, demotion or termination of employment. All Persons shall certify quarterly via Schwab Compliance Technologies (http://client.schwabact.com) that they have read and agree to comply in all respects with this Code and that they have disclosed or reported all personal securities transactions, holdings and accounts required to be disclosed or reported by this Code.

Effective as of: September 22, 2017

Appendix V-1

Fund:

The Cushing MLP Infrastructure Master Fund

The Cushing MLP Infrastructure Fund I

The Cushing MLP Infrastructure Fund II

The Cushing MLP Total Return Fund

The Cushing Renaissance Fund

The Cushing Energy Income Fund

The Cushing American Renaissance Fund*

Cushing Mutual Funds Trust*

*	Fund has been formed, but has not yet commenced operations

Effective as of: September 22, 2017

APPENDIX VIII

RESTRICTED SECTORS AND INDUSTRIES

Sectors:

Commercial Services

Consumer Durables

Distribution Services

Energy Minerals

Non-Energy Minerals

Industrial Services

Process Industries

Producer Manufacturing

Transportation

Utilities

Industries:

Air Freight/Couriers

Airlines

Alternate Power Generation

Aluminum

Automobile Aftermarket

Building Products

Chemicals: Agricultural

Chemicals: Major Diversified

Chemicals: Specialty

Coal

Construction Materials

Containers/Packaging

Electric Utilities

Electrical Products

Engineering & Construction

Forest Products

Gas Distributors

Industrial Machinery

Industrial Specialties

Integrated Oil

Miscellaneous Manufacturing

Marine Shipping

Metal Fabrication

Oil & Gas Pipelines

Oil & Gas Production

Oil Refining/Marketing

Oilfield Services/Equipment

Other Metals/Minerals

Other Transportation

Pulp & Paper

Railroads

Real Estate Development

Specialty Stores

Steel

Textiles

Tools & Hardware

Trucking

Trucks/Construction/Farm Machinery

Water Utilities

Wholesale Distributors